UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Redesignation of Directors or Certain Officers; Appointment of Directors or Certain Officers; Compensatory Arrangements of Directors or Certain Officers.

Yuen Cheong Carp, LEE

Effective on February 23, 2026, Mr. Yuen Cheong Carp, LEE (“Mr. Lee”), an independent director, chairman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of Top Wealth Group Holding Limited (the “Company”) ceased to hold the above positions and was redesignated as an executive director of the Company.

Sze Man, CHEUNG

Effective on February 23, 2026, the Board of Directors (the “Board”) of the Company approved the appointment of Ms. Sze Man, CHEUNG (“Ms. Cheung”) as an independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of the Company, to fill the vacancy of Mr. Lee. Ms. Cheung meets the Nasdaq Stock Market independence requirements.

Ms. Cheung, aged 40, has over 10 years of specialized experience in the fine gourmet and luxury goods industry. She has a robust background as a strategic regional manager and high performance retail shop expert. From 2019 to 2025, she was the brand manager of Park Fair, where she was responsible for directing regional sales operations for multiple outlets specializing in fine gourmet and luxury goods, ensuring consistent growth and market expansion. From 2015 to 2019, she was a retail manager holding sales leadership roles at Wanko Limited, a Hong Kong-based fashion brand, and was responsible for leveraging extensive management experience in strategic planning and high-level sales execution to drive brand awareness and profitability. From 2012 to 2015, she was a wealth management manager at FTLife Insurance Company Limited, where she managed a multi-district team of ambassadors, overseeing recruitment, training and strategic scheduling.

Ms. Cheung has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Cheung had, or will have, a direct or indirect material interest.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Employment Agreement
10.2	Form of Independent Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

3